Contact

www.linkedin.com/in/austin-laudenslager (LinkedIn)

Top Skills

Sales
Outbound Sales
Email Marketing

Certifications

International Yachtmaster Certification
CPR
Fork Lift

Austin L.

I enable employees to utilize their ability to work-from-elsewhere | DM me for a free intro call to get started
United States

Experience

Noad, Inc.
Co-Founder
April 2023 - Present (6 months)
Boulder, Colorado, United States

HiHello, Inc.
Account Executive
September 2022 - April 2023 (8 months)
Palo Alto, California, United States

Pyre Fire Tables
Chief Executive Officer
January 2019 - August 2022 (3 years 8 months)
United States

ARCO/Murray
Project Manager
January 2015 - December 2018 (4 years)
9400 N. Central Expwy, Suite 1616, Dallas, TX 75218

National Oilwell Varco
New Product Development Engineer
May 2014 - August 2014 (4 months)

Swire Oilfield Services
Field Engineer
May 2013 - August 2013 (4 months)
golden meadow, louisiana

Education

Rice University

B.S. in Civil and Environmental Engineering, Civil and Environmental Engineering · (May 2015)